                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C)
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                         (AMENDMENT NO. ___________)(1)


                      GLOBAL LIGHT TELECOMMUNICATIONS INC.
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                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    37934X100
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                                 (CUSIP Number)

                                FEBRUARY 19, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 37934X100                13G                        Page 2 of  5 Pages
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1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     DMG Advisors LLC
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.   SEC USES ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                  5.    Sole Voting Power

                        0
                  --------------------------------------------------------------
                  6.     Shared Voting Power
                         1,651,300
NUMBER OF         --------------------------------------------------------------
SHARES
BENEFICIALLY      7.    Sole Dispositive Power
OWNED BY
EACH REPORTING          0
PERSON            --------------------------------------------------------------
WITH
                  8.   Shared Dispositive Power

                       1,651,300
                  --------------------------------------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,651,300
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.3%
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12.   TYPE OF REPORTING PERSON*

        OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER:
                  Global Light Telecommunications Inc. ("Global Light")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  999 West Hastings Street, Suite 530
                  Vancouver, British Columbia V6C 2W2

ITEM 2(A).        NAME OF PERSON FILING:

                  DMG Advisors LLC ("DMG Advisors")

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  One Sound Shore Drive Suite 202
                  Greenwich, Connecticut 06830

ITEM 2(C).        CITIZENSHIP:

                  Delaware

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $0.01 per share

ITEM 2(E).        CUSIP NUMBER:
                  37934X100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable

ITEM 4.    OWNERSHIP:

           (a)    Amount beneficially owned:

                  1,651,300

           (b)    Percent of class:

                  5.3%

           (c)    Number of shares as to which the person has:

                  (i)  Sole power to vote or to direct the vote:   0

                  (ii) Shared power to vote or to direct the vote: 1,651,300 (1)

              (iii)  Sole power to dispose or to direct the disposition of: 0

              (iv)   Shared power to dispose or to direct the disposition

                     of:  1,651,300 (1)

(1) As of February 19, 2002, the date of the event which requires filing of this statement, DMG Advisors (the "Reporting Person") beneficially owned 1,556,300 shares of the common stock of Global Light (the "Common Stock"), representing 5% of the outstanding shares of the Common Stock. Subsequent to that, the Reporting Person acquired beneficial ownership of an aggregate of 95,000 additional shares of Common Stock, representing 5.3% of the outstanding Common Stock.

         The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of various funds who are the holders of such shares. As the managing member of the funds, the Reporting Person has voting and investment control with respect to the shares of Common Stock held by the funds.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

         Not Applicable


ITEM 10.    CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 12, 2002                          DMG Advisors LLC



                                                By: /s/ Andrew Wilder
                                                    ----------------------------
                                                Name: Andrew Wilder
                                                Title:   Chief Financial Officer